Satterlee Stephens Burke & Burke llp
230 PARK AVENUE
NEW YORK, NY 10169-0079
(212) 818 9200

47 MAPLE STREET	FAX (212) 818-9606/7
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(908) 277-2221
FAX (908) 277-2038
July 12, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 7010
ATTN: Russell Mancuso, Branch Chief

RE:	Home Diagnostics, Inc. Registration Statement on Form S-1 — File Number 333-133713
Dear Mr. Mancuso:
          On behalf of Home Diagnostics, Inc. (the “Registrant” or “HDI”), and pursuant to Rule 101(a)(2)(i) of Regulation S-T promulgated under the Securities Act of 1933, as amended (the “Securities Act”), transmitted herewith via EDGAR for filing with the Securities and Exchange Commission (the “SEC”) is a copy of Amendment No. 2 (“Amendment No. 2”) to the above referenced Registration Statement on Form S-1 (the “Form S-1”) marked to show changes made in the Registration Statement from Amendment No. 1 to the Form S-1, filed on June 19, 2006.
          This following discussion responds to comments relating to the Form S-1 made by the staff (the “Staff”) of the SEC in its letter dated June 30, 2006 (the “Comment Letter”). The following responses are numbered to correspond to the numbering system employed in the Comment Letter. To facilitate reference, the Staff’s comments have been inserted first in italics under the topic headings. Please be advised that the use of the terms the “Company,” “we,” “us” and “our” refers to HDI.
     General
1.	We note your response to prior comment 3; however, if you have not obtained consents, it is unclear how you know that the data remains accurate.
Company Response:
The information we obtained from Frost & Sullivan is from their recently published reports (Global In Vitro Diagnostics Market Outlook, published in May 2005, and U.S. Glucose Monitoring Markets and Emerging Technologies, published in December 2005). These reports are the most recent reports from Frost & Sullivan on these topics. Frost & Sullivan is a widely

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
July 12, 2006

used source of data in the medical devices industry and has been used as reference for similar information in other prior filings.
Our other sources of information are the American Diabetes Association (ADA) and World Health Organization (WHO) websites. These are renowned organizations which publish large amounts of data on the field of diabetes and frequently update their websites to provide their users the most updated information. The information that we used is in their websites and is the most updated information that they have available for their clients. These organizations are also sourced frequently in other filings.
2.	Please refer to prior comment 4. Please tell us with specificity how the reports you provided support the reference that your systems offer “diabetics performance and features that are comparable to or better than our competitors’ products” and that your products feature “some of the highest levels of accuracy and ease of use.”
Company Response:
In our response to prior comment 4, we provided supplementally an excerpt from the 2005 Frost & Sullivan report to support our claims with regard to our products. We cite the following statements from that report in support of our assertion:
“Despite the low prices, the glucose meters and strips offered by Home Diagnostics are comparable to any other product in the industry. The TrueTrack, TrackEASE, and innovative Sidekick glucose monitoring systems all only require 1 microliter of blood and can deliver results in an average of 10 seconds. Using microchip coding, the glucose meters prevent accidental use of an incorrect strip. The TrueTrack Smart System also provides extensive test memory and trending functionality. With these products, Home Diagnostics delivers on its mission to provide high quality products at the industry’s lowest prices”.
In addition we are providing supplementally an internally prepared comparison of the features of one of our systems, the TrueTrack Smart System, to our competitors’ products. As noted on pages 48 and 49 of the Form S-1, our other products also offer features similar to our TrueTrack Smart System.
With regard to the assertion that our systems offer “diabetics performance and features that are comparable to or better than our competitors’ products,” we believe our product is comparable to and in some cases better than our competition as follows:
•	Required blood sample size (1 microliter for our products vs. a range of 0.3 to 4 microliters for the competition);

•	Test time (10 seconds vs. 5 to 26 seconds for our competitors products);

•	Memory (365 tests vs. 150 to 480 tests for our competitors products);

•	Alternate site testing comparable to most competitor products;

•	Coding technology comparable to most competitor products; and

•	Averaging comparable to most competitor products.
We also assert that our products feature “some of the highest levels of accuracy and ease of use.” While we continue to believe that such assertion is accurate, in light of the subjective nature of the assertion and the difficulty of providing objective support for the assertion, we have removed that phrase from Amendment No. 2.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
July 12, 2006

     Prospectus Cover Page
3.	Please refer to prior comment 5. References to “Sole Book-Running Manager,” “Joint Lead Manager” and “Co-Managers” on the cover page are inconsistent with plain-English principles. If these roles are important to an investment decision, you may identify and explain them elsewhere in your document.
Company Response:
We have revised the disclosure in response to the Staff’s comment.
     Sales and Marketing, page 49
4.	Please refer to prior comment 24. Please provide us your analysis of the materiality of the expiration of the three-year contract that commenced in July 2003.
Company Response:
We are currently in negotiations to renew that contract with McKesson Medical Surgical. Sales to the McKesson Medical Surgical represent a material part of our total sales, $8.3 million in 2005, but we do not believe that the contract itself is material to our business or that the failure to renew it would be a material event. The contract does not require any specific amount of purchases or sales of our products, but merely provides certain incentives if certain purchase targets are met or certain penalties if they are not met. We expect to continue to do business with the Medical Surgical Division of McKesson, and expect approximately the same level of sales, whether or not the contract is renewed.
     Legal Proceedings, page 58
5.	Please expand the disclosure about the Roche litigation to discuss in greater detail the damages sought, including the enhanced damages. Also, add a risk factor to discuss the litigation.
Company Response:
We have revised the disclosure under “Legal proceedings” in response to the Staff’s comment. The Roche litigation is described in the second paragraph of the intellectual property risk factor on page 11 of Amendment No. 2, and we have expanded that disclosure in a similar manner.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
July 12, 2006

     Employment, Severance and Change of Control Arrangements, page 65
6.	Please tell us why you have not registered under the Securities Act the offering to Top Hat Investment Plan participants.
Company Response:
The offer and sale of the shares of common stock of the Company pursuant to the Top Hat Plan is exempt from registration under the Securities Act pursuant to SEC Rule 701, which exempts such offers and sales under a written compensatory benefit plan, including deferred compensation plans like the Top Hat Plan.
     Selling Stockholders, page 70
7.	Please clarify which of the shares mentioned in the footnotes are being offered for resale. Also, for shares to be sold in the offering that currently underlie outstanding instruments, please (1) disclose the conversion and exercise price and (2) provide us your analysis of how it is consistent with section 5 of the Securities Act to complete the private sale of these shares to the selling stockholders while you are at the same time offering the shares in a registered offering.
Company Response:
We have revised the disclosure in response to the Staff’s comments in the first sentence above. The Staff’s comments in the second sentence above relate to the exercise of the warrant by Albion Mezzanine Fund II, L.P., which is the only selling stockholder that will be acquiring shares at the time of the public offering. Albion has decided not to exercise the warrant by purchasing shares of common stock for the exercise price, but rather to effect a net exchange pursuant to the express terms of the warrant, and the disclosure in Amendment No. 2 now reflects that decision. Albion will be exchanging its warrant for shares of common stock of the Company, and no additional consideration will be paid for the common stock. Accordingly, the issuance of the common stock will be exempt under Section 3(a)(9) of the Securities Act, because it will be an exchange with an existing security holder and no commission or other remuneration will be paid or given directly or indirectly for soliciting such exchange. Since we will not be relying on a private offering exemption, the issue of whether or not to integrate contemporaneous private and public offerings does not arise.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
July 12, 2006

We also believe that the issuance of the shares of common stock to Albion and the public offering should not be integrated even if the issuance to Albion were deemed to be a private offering. Under the five-factor integration test set forth in SEC Release No. 33-4552, the following five factors must be evaluated to determine whether two offerings should be integrated with each other:
•	Whether the different offerings are part of a single plan of financing;

•	Whether the offerings involve issuance of the same class of security;

•	Whether the offerings are made at or about the same time;

•	Whether the same type of consideration is to be received; and

•	Whether the offerings are made for the same general purpose.
We believe that the registered public offering and issuance of shares to Albion in exchange for its warrant should not be integrated, in light of the five-factor test set forth above.
Plan of Financing
The issuance of the warrant to Albion was part of a loan financing in 2002, and that financing was clearly not part of the financing represented by the current public offering. The issuance of shares to Albion upon exchange of the warrant is not for purposes of financing HDI, and in fact does not result in any payment to HDI. Accordingly, we do not believe that registered public offering and the issuance of shares to Albion in exchange for its warrant constitute part of the same plan of financing.
Class of Security
While common stock is being issued to Albion in exchange for the warrant, which is the same class of security as the common stock being offered in the public offering, the only real offering to Albion was the offering of the warrant in 2002. The warrant offered to Albion is a different class of security than the common stock being offered in the public offering.
Timing
While common stock is being issued to Albion in exchange for the warrant at or about the same time as the common stock is being offered in the public offering, the only real offering to Albion was the offering of the warrant in 2002. Whether the exchange occurs and the timing of the exchange are within the control of Albion, rather than the Company. The offering of the warrant was almost four years ago and clearly not at or about the same time as the public offering.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
July 12, 2006

Type of Consideration
No consideration will paid by Albion upon the exchange of the Albion warrant for common stock of the Company, other than the surrender of the warrant being exchanged. This is clearly not the same type of consideration as the cash being paid by the public investors in the public offering.
Purpose of Transactions
The purpose of the issuance of shares to Albion in exchange for the warrant is to comply with the terms of the warrant, which require the Company to exchange the warrant for shares of common stock upon the request of Albion. The purpose of the current public offering is to raise capital for the Company and the selling stockholders and to provide liquidity for the stockholders of the Company. The two transactions are clearly not for the same general purpose.
We respectfully request that the Staff also consider, in applying the five factor test, whether the registered public offering and the issuance of shares to Albion in exchange for its warrant are, in reality, fundamentally a part of each other or are separate and distinct from each other. As noted in the adopting release for Rule 155 (SEC Release No. 33-7943),
“The integration doctrine, which has existed since 1933, prevents an issuer from improperly avoiding registration by artificially dividing a single offering so that Securities Act exemptions appear to apply to the individual parts where none would be available for the whole. Improper reliance on an exemption can harm investors by depriving them of the benefits of full and fair disclosure or of the civil remedies that flow from registration for material misstatements and omissions of fact.”
In the case of the registered public offering and the issuance of shares to Albion in exchange for its warrant, while they are related in the sense that Albion is exchanging the warrant in order to participate in the public offering, we do not see any basis upon which to characterize the two transactions as a single offering artificially divided into two pieces. As we have outlined above, the purposes of the transactions are entirely distinct, and the two were not designed by the Company to be part of the same plan of financing.
Moreover, there is no compelling policy justification to require the integration of these two transactions, nor do we believe that integration would result in meaningful investor protection in any way. Albion is a sophisticated institutional investor, among those least likely to need the protections of the disclosure requirements of the Act, and is not making any investment that could be at risk.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
July 12, 2006

8.	With a view toward disclosure, please tell us when each selling shareholder acquired the offered shares and the amount of consideration paid in each such transaction.
Company Response:
Albion Mezzanine Fund II, L.P. acquired its warrant in September 2002 pursuant to a Senior Secured Subordinated Note and Warrant Purchase Agreement. Albion invested $5 million in HDI in exchange for a promissory note in that principal amount and the warrant to purchase the shares being sold in the public offering. The promissory note has since been repaid in full. Albion will acquire the shares of common stock that it will sell in the public offering in exchange for the warrant, which exchange will occur immediately prior to the sale of the shares to the public.
The other selling stockholders acquired their shares in a large number of different transactions between 1985, when the Company was formed, and 2000. No shares have been issued to those selling stockholders since 2000. Some of the shares were issued in private placements for cash, some were issued in exchange for assets or other businesses, and some were issued in connection with recapitalizations. It would be very difficult and time consuming for the Company to reconstruct each of these transactions. The selling stockholders own approximately 76% of all outstanding shares of the Company, and the prices that they paid for their shares is representative of the prices paid by the Company’s shareholders as a whole. As shown on page 26 in the “Dilution” section of Amendment No. 2, the average price per share paid to us by our existing stockholders as of March 31, 2006, was $3.30 per share. The Company is confident that the same calculation for the selling stockholders only would show a very similar value for the shares issued to them.
9.	Please disclose who will sell the over-allotment shares. Include a discussion of how you will allocate a partial exercise of the over-allotment option.
Company Response:
We have revised the disclosure in response to the Staff’s comment.
     Certain Relationships and Related Transactions, page 71
10.	We reissue prior comment 18. Please see Instruction 2 to Item 404 of Regulation S-K concerning information for the two years preceding your last fiscal year.
Company Response:
We have revised the disclosure under “Certain relationships and related transactions” in response to the Staff’s comment.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
July 12, 2006

     Note 2. Summary of Significant Accounting Policies, page F-7
     Stock-based Compensation, page F-12
11.	Please refer to prior comment 27. It is unclear as to how or when you specifically changed your valuation assumptions to arrive your current valuation of $15.00 per share. Please tell us any material changes you made to your initial valuation, the date of those changes and why you believe those changes are reasonable. Indicate the date of your pricing discussions with your underwriters, and state any per share prices or price ranges discussed.
Company Response:
In our response to prior comment 27, we noted various stock option grants in March, April and May 2006. The estimated grant date fair value of the underlying common stock of $11.50 per share was based on a contemporaneous valuation from a third-party valuation specialist performed as of March 31, 2006. This valuation was based on a probability weighted methodology considering three alternatives: remain as a private entity, a strategic sale and an initial public offering. The values under the remain private and strategic sale scenarios were lower than the IPO scenario, reflecting appropriate market liquidity discounts and other factors. The value under the IPO scenario, which carried the greatest probability at 85%, was consistent with our March 2006 underwriters’ IPO pricing analysis described below of $274 million to $324 million or $14 to $16 per share. The reasons for the difference in the Company’s fair value estimate at the grant dates and the mid point of the IPO pricing range are due to probability weighting to the alternative scenarios, discounts and other factors outlined in our response to prior comment 27.
We began valuation discussions with our underwriters in October 2005. At that time, the underwriters’ IPO pricing analysis indicated an equity value range of $302 million to $352 million after an IPO, or $15 to $17 per share. In March 2006, the underwriters revised the IPO pricing analysis to an equity value range of $274 million to $324 million, or $14 to $16 per share. The valuation multiples were consistent at both dates. However, after finalizing our 2006 budget, the estimate of our 2006 earnings was lower than initially projected and, therefore, the valuation range was lowered. We believe, based on the factors discussed herein and in our response to prior comment 27, that our estimate of fair value at the option grant dates and as currently presented are reasonable and consistent.
We have filed via EDGAR Amendment No. 2 contemporaneously with the filing of this letter. Amendment No. 2 incorporates responses to the Staff’s comments and other minor changes. Also we will send, via overnight courier, courtesy copies of this letter and all materials being provided supplementally, as well as copies of Amendment No. 2 marked to show changes made therein in response to the Staff’s comments.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
July 12, 2006

          If you have any questions or require any further information, please do not hesitate to contact the undersigned or Marybeth Riordan of this office, collect at (212) 818-9200.

Very truly yours, Edwin T. Markham

cc:	J. Richard Damron, Jr. (w/enc.) Gerald S. Tanenbaum (w/enc.)